Exhibit  99.1

August 11, 2010

TO:	Mr. Jean-Pierre Millon, Lead Independent Director

CC:	Board of Directors:
Mr. Roger L. Hawley
Dr. Amir Kalali
Dr. Jay D. Kranzler
Mr. Jon W. McGarity
Dr. Perry B. Molinoff
Dr. Tina S. Nova
Mr. Daniel H. Petree

Dear Jean-Pierre Millon:

Ramius Value and Opportunity Advisors LLC, together with its affiliates (collectively, “Ramius”), has reviewed the press release issued by Cypress Bioscience Inc. (“Cypress” or the “Company”) on August 6, 2010.  We remain committed to pursuing an acquisition of Cypress and are extremely disappointed that the Company has not taken us up on our recent offer to engage in meaningful negotiations.  We are also in receipt of your letter dated August 5, 2010 claiming that our acquisition proposal “grossly undervalues [Cypress’] current business and future prospects” and that the Company “will continue to consider seriously any bona fide acquisition proposal or other transaction….”  Although we fail to see how a proposal representing over a 60% premium to the unaffected stock price could grossly undervalue the Company, let us remind you that we have already expressed our willingness to allow for a “go shop” period in a definitive agreement or to participate in an auction process to ensure that shareholders receive fully negotiated, full and fair value for their shares.  A process structured in either way should address your concerns and provide the Board with comfort that shareholders will receive maximum value.  We have expressed to your financial advisors on multiple occasions that we would be willing to discuss raising the value of our acquisition proposal in the event that we are granted limited due diligence and the Company agrees to negotiate in good faith around consummating a transaction.

Based upon information available to us today, we continue to believe that our proposal to acquire the Company provides full and fair value to shareholders and is a far better alternative to the Company’s current misguided and poorly executed strategy.  The Company’s current plan to pursue highly speculative acquisitions is fraught with risk, will deplete the Company’s cash resources, and we believe it will continue to destroy shareholder value.  Based on the Company’s stock price performance prior to our acquisition proposal, clearly most shareholders agree.

Instead of engaging in a meaningful dialogue with us, the Company has chosen to hide behind self-serving and inaccurate statements regarding our proposal to acquire the Company.  Our proposal is not just $4.00 per share in cash.  As clearly stated in our letter to the Company dated July 19, 2010, in addition to $4.00 per share in cash, our proposal also includes a willingness to consider an acquisition structure that would allow shareholders to retain a 50% interest in BL-1020 if management or a third party is willing to fund the costs of the Phase IIb trial.  Assuming management and the Board continue to believe that Cypress paid a fair price of $30 million for the US licensing rights to BL-1020, our proposal for existing shareholders to retain a 50% interest in the drug would imply additional value of at least $0.39 per share in excess of our $4.00 cash proposal, for total implied consideration of $4.39 per share.  This represents a premium of at least 76% to the unaffected stock price on the day prior to our acquisition proposal.  We fail to see how management, the Board, and its advisors could reject such a high premium proposal without engaging in meaningful negotiations or providing us with additional due diligence information to allow us to consider revising our offer.

We also believe that the Company’s statement that several Cypress shareholders indicated that they would be unwilling to accept our acquisition proposal is, at best, taken out of context and is meant purely to distort the truth.  The clear message we have received from a large number of shareholders is that shareholders want maximum value for their shares now through a negotiated transaction.  Although some shareholders may believe that the Company is worth more than the value reflected in our acquisition proposal, it is abundantly clear that even those shareholders would prefer for the Company to explore a sale to maximize value knowing that, at a minimum, they would receive the proceeds of our acquisition proposal including $4.00 in cash and $0.39 of value for a 50% interest in BL-1020 for total implied consideration of $4.39 per share.  Shareholders have repeatedly expressed their view to us that this is clearly a better alternative than management continuing with its current strategy.  Do not just accept our word regarding the calls we have received from shareholders; listen to one of the independent third party research analysts who follows Cypress:

“$4/share unacceptable? Depends on the alternative. Management is quoted as saying "None (shareholders) indicated a willingness to accept $4.00 per share". In our discussions with shareholders, we agree that most, if not all, believe that the value of the assets is worth more than $4/share. That said, almost all (if not all) subjectively believed that $4/share was a better option than the prior/current R&D strategy that management and the Board put forth (regardless of discontinuing the Savella co-promote). Put simply and not surprisingly, most shareholders found $4/share more attractive than the ~$2.25/share that the stock was trading at pre-bid under the prior strategy…”

- Roth Capital Partners Research Report (August 6, 2010).

“We do not view the current “no thanks” response and the Savella co-promote cancellation as a viable alternative (without additional steps). Our preference of outcomes (in order) includes 1) A higher bid (from Ramius or someone else), 2) a value creating alternative by the company validated in the market place (1X dividend?), 3) the $4/share offer, and lastly 4) continuation of the current “pipeline” strategy by management.”

- Roth Capital Partners Research Report (August 9, 2010).

While management and the Board of Cypress have expressed confidence that their current strategy will create value for shareholders, based on the Company’s past track record, there is little basis for this confidence.  Under the leadership of the current management team and Board, the performance of Cypress has been and continues to be unacceptable.  This is demonstrated by the significant destruction of value over the past one-, three-, and five-year periods prior to our acquisition proposal.

As shown in the table above, under the guidance and direction of this management team and Board, shareholders have lost over 80% of the value of their shares in just the past three years.  In addition to this abysmal stock price performance compared to industry averages, it is clear from the 38% drop in the stock price following the announcement of the BL-1020 acquisition, that shareholders do not support management and the Board’s recently articulated strategy to acquire and develop highly speculative drugs.

It is not a mystery to us why management and the Board have embarked upon this highly risky go-for-broke strategy; they have little, if any, real skin in the game.  Chairman and CEO, Jay Kranzler, has been a perennial seller of shares upon the exercise of his stock options and none of the Board members own a substantial stake in the Company.  In fact, just recently with the shares trading between $2.00 and $2.50 during an open trading window for officers and directors, not a single Board member bought a single share of stock.  How then can the Board claim that our proposal “grossly undervalues” Cypress?  One explanation for this contradiction may be that, given the massive destruction of shareholder value in the recent past, the vast majority of management and Board stock options are significantly under water and would have minimal value in a sale of the Company at or anywhere near the value of our acquisition proposal even though shareholders would realize a substantial premium for their shares.  It seems clear that management and the Board only have their own interests in mind when they continue to rebuff our overtures to acquire the Company without making any effort to negotiate or discuss our proposals.

We continue to be ready, willing and able to engage in meaningful negotiations with the Company to structure a transaction that will maximize value for all shareholders.  We are re-iterating our acquisition proposal of $4.00 per share in cash plus a potential 50% interest in BL-1020 for total implied consideration of $4.39 per share, assuming the Company takes no further actions or engages in any further transactions that may impair shareholder value.  We would be willing to consider raising the value of our proposal in the event that we are granted limited due diligence and the Company agrees to negotiate in good faith around consummating a transaction.  Our attorneys stand ready to negotiate a confidentiality agreement so that we can learn more about Cypress and ensure that we are in a position to put forth our best possible offer.

We look forward to hearing from you and hope that the Board will exercise its fiduciary responsibility to maximize value for all shareholders.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Partner Managing Director
Ramius LLC